

May 25, 2021

Michael Thompson
Chief Executive Officer and Chief Financial Officer
Reinvent Technology Partners Z
215 Park Avenue, Floor 11
New York, NY 10003

>   **Re: Reinvent Technology Partners Z**
>   **Amendment No. 1 to**
>   **Registration Statement on Form S-4**
>   **Filed May 11, 2021**
>   **File No. 333-254691**

Dear Mr. Thompson:

　　We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 23, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed May 11, 2021

Unaudited Pro Forma Condensed Combined Statement of Operations, page 188

1.　　We note your response to prior comment 6 and the revised description for adjustment 6(f) on page 195 of Note 6 for the $16.6 million balance sheet impact as transaction costs of Reinvent Technology Partners Z, which is in accumulated deficit in the unaudited pro forma condensed combined balance sheet on page 186. As previously requested, please revise your unaudited pro forma condensed combined statement of operations on page 188, and the related adjustments on page 196 of Note 7, to add $16.6 million of general and administrative expenses associated with these costs. Refer to Regulation S-X, Rule 11-02(a)(6)(i)(B).

Our Company, page 214

2.   We note your revised disclosure on pages 215 and 219 in response to comment 9 citing Delighted, your "3rd party survey vendor." Please disclose the full name of Delighted and clarify what type of entity Delighted is. Please also tell us whether you commissioned this survey for use in the registration statement, and, if so, analyze whether you are required to file a consent pursuant to Rule 436 of the Securities Act. Please also confirm that any third-party study or report commissioned by, or conducted by, the company is identified as such in the registration statement.

Key Operating and Financial Metrics and Non-GAAP Measures, page 246

3.   We continue to evaluate your response to prior comment 14 and may have additional comments.

Total Earned Premium, page 248

4.   We note your response to prior comment 16. Please address the following:
   - You identify Total Earned Premium (TEP) as a non-GAAP measure. Tell us how the inclusion of Ceded Earned Premium (CEP) and Placed Earned Premium (PEP) (amounts that will never be reflected in GAAP revenue) in TEP is appropriate. Explain why the inclusion of CEP and PEP is not a tailored accounting principle as contemplated in Compliance and Disclosure Interpretations Question 100.04 on Non-GAAP Financial Measures.
   - As previously requested, tell us why it is appropriate to use TEP as the denominator in your ratio of Adjusted Gross Profit (AGP) to TEP when TEP is commensurate with over time recognition and your commission income included in AGP is earned at a point in time. In this regard, it appears that your divisor would be more meaningful if it included Gross Placed Premium instead of PEP.

5.   We note your response to prior comment 17 that TEP includes CEP. Our prior comment specifically relates to the third sentence in the first paragraph of this section on page 248 that begins with "We exclude the impact of ceded premium." As TEP includes ceded earned premiums it appears incongruent to indicate that it excludes the impact of ceded premiums. Please revise your disclosure to clarify. In this regard, it appears that in the context of your disclosure you may need a double negative and a comparator to clarify the meaning of your disclosure. It appears that you exclude the removal of ceded premium from TEP as compared to some other measure for the reasons you disclose.

Insurance Related Expenses, page 260

6.   We note your response to prior comment 18. Please reconcile for us your statement in the third bullet of your response that external commissions expense on policies not written by your own carrier are classified as Sales and Marketing Expenses and that in response to prior comment 14 where you indicate that Direct Acquisition Costs for policies written by

third party carriers are included in Insurance Related Expenses.

Exhibits

7. We note that you have filed a form of tax opinion as exhibit 8.1. Please note that a signed and dated tax opinion must be filed prior to the registration statement being declared effective.

You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance